Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Northwest Bancshares, Inc.:

We consent to the use of our reports dated February 27, 2015, with respect to the consolidated statements of financial condition of Northwest Bancshares, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of earnings, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

April 30, 2015